                                                           Filed by Pfizer Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                          and deemed filed pursuant Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                                  Commission File No: 001-02516
                                              Subject Company:  Pharmacia Corp.


Article from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

                    TRANSITION PLANNING PROCESS GETS UNDERWAY
                  AS SENIOR LENDERS FROM PFIZER, PHARMACIA MEET

[Pfizer/Pharmacia LOGO]                 TOP MANAGEMENT FROM PFIZER AND
                                        PHARMACIA MET LAST FRIDAY FOR THE FIRST
                                        TIME SINCE THE ACQUISITION WAS ANNOUNCED
                                        TO MAP OUT A PROCESS THAT WILL GUIDE
                                        BOTH COMPANIES AS WE MOVE TOWARD CLOSING
                                        THE TRANSACTION BY THE END OF THE YEAR.

HEADQUARTERS--Pfizer Chairman and CEO Hank McKinnell expressed his confidence that the next several months would be stressful, but that a stronger Pfizer would emerge.

"We are trying to create something better here," he said. "Companies hire consultants to show them a better way to do things. Pfizer and Pharmacia are already highly successful companies. This puts us in a wonderful position to share ideas and practices that have already proven to be effective."

McKinnell's comments were echoed by Fred Hassan, Pharmacia's chairman and chief executive officer, who said that his company's senior management team had extensive experience with transitions. Pharmacia was created through a 1999 merger between Pharmacia & Upjohn and Monsanto; this was preceded by a merger in 1995 between Pharmacia AB and the Upjohn Company. "My management team and I will bring our experience to bear on this transition to ensure a smooth and successful integration of our company onto Pfizer," said Hassan.

The meeting was led by Pfizer's Chief Financial Officer David Shedlarz, named last week by McKinnell to lead the overall transition process. In attendance was the full Pfizer Leadership Team (McKinnell, Shedlarz, Karen Katen, Peter Corr, Jeff Kindler, John Mitchell, Rob Norton, and Chuck Hardwick), as well as several other senior Pfizer executives, including Pfizer Consumer Healthcare President Maurice Renshaw and Animal Health Group President Pedro Lichtinger. Attending from Pharmacia were Hassan; Richard Collier, senior vice president and general counsel; Tim Cost, senior vice president, Corporate Affairs; Christopher Coughlin, executive vice president and chief financial officer; and Paul Matson, senior vice president, Human Resources.

Shedlarz said the transition process will be carried out using Pfizer's existing governance structure, which went through a significant overhaul following the Warner-Lambert merger, with more decision-making authority and accountability being given to the businesses. This line-driven approach will hold true during the integration, Shedlarz said.

Shedlarz said that the role of the Pfizer Leadership Team (PLT) will be to make very high-level decisions that have company-wide significance, to resolve issues and conflicts that might arise, and to ensure that the transition is being carried out in a manner that is consistent with Pfizer values and leader behaviors. Transition planning will become a standing agenda item for the PLT, which meets twice a month. Hassan will be a regular participant in the portion of the PLT meetings dedicated to transition planning.

A BUSINESS-DRIVEN PROCESS

Shedlarz said that transition teams are being created for all of our major divisions. These teams will be responsible for the day-to-day transition planning process - ensuring that their division meets all deliverable deadlines, for example, and serving as a focal point for two-way communications between the divisions and Corporate and between the divisions themselves. The leaders of these transition teams from Pfizer are as follows:

          o   Animal Health Group - Pedro Lichtinger, president, AHG
          o Consumer Healthcare - Tom Booth, senior vice president, Strategic Planning & Business Development
          o   Corporate Affairs - Charlene Shapiro, vice president, Human
              Resources
          o   Corporate Finance - Alan Levin, vice president, Finance
          o Corporate Human Resources - Kelli Watson, vice president, Human Resources & Planning
          o Corporate Information Technology - Paul del Balso, vice president, CIT
          o   Legal - Steven Kany, senior assistant general counsel
          o Pfizer Global Manufacturing - Charlie Shafran, vice president, Strategic Planning
          o   PGRD - Bob Karr, vice president, Strategic Management Group
          o PPG - Peter Brandt, senior vice president, Finance, Planning, Business Development, and Pfizer Health Solutions

Each team leader will have a counterpart from Pharmacia; these colleagues will be named shortly. Team leaders from both companies will meet together for the first time on August 13, and will meet on a regular basis thereafter. Team leaders will serve as the primary points of contact and will control the flow of information between Pfizer and Pharmacia, since contact on a broad basis is prohibited (see sidebar).

Pfizer will also take advantage of the many cross-divisional teams that have been established at the company since the Warner-Lambert merger, including the HR Leadership Team, the Financial Management Committee, the Information Technology Leadership Team, the Corporate Affairs Leadership Team, and the Colleague Communications Council. These teams will help to ensure coordination and consistency across divisions.

Shedlarz stressed the importance of communications. A separate team has been established to provide frequent, timely, and candid communications about the acquisition, both inside and outside the two companies.

This team is being co-led by Andy McCormick, vice president, Media Relations, Corporate Affairs, and Laura Devlin, vice president, communications, Corporate Human Resources. The team will include communications professionals from businesses most effected by the acquisition, as well as several representatives from Pharmacia.

A Program Office has also been created to work with Shedlarz, the PLT, and all of the teams described above to keep the overall transition planning process on track. Members of the Program Office are Joe Bonito, vice president, Worldwide Organizational Effectiveness, PPG; Kent Bernard, assistant general counsel, Legal; Rick Hoddeson, vice president, Operations Planning & Analysis, Corporate Finance; Don Nelson, vice president, Human Resources, PPG; and Martha Newton, senior director, Corporate Affairs; as well as McCormick and Devlin.

PEOPLE AND WHERE TO PUT THEM

Don Nelson presented at Friday's meeting, outlining a process for identifying and retaining key talent from Pharmacia - a critical success factor for Pfizer given that our business is so dependent upon intellectual capital. He said that non-business-critical positions currently open at Pfizer will be kept open until the deal closes in an attempt to give as many Pharmacia colleagues as possible a chance to apply for positions within Pfizer.

Rob Norton, senior vice president, Corporate Human Resources, will be leading a team that will look at the issue of office space in New York and New Jersey. Pfizer is already pressed for space in New York, and this acquisition has the Potential to exacerbate the problem.

At the end of the meeting, Shedlarz said it was critical for everyone to stay focused on the minimum requirements needed to close the transaction, which Pfizer hopes to do by the end of the year.

"We are off to a good start," Shedlarz said. "Let's keep the momentum going."

                                   * * * *

SAFE HARBOR STATEMENT

THIS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE
MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATION AND ARE NATURALLY SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE EXPECTATIONS CONTAINED HEREIN. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INCLUDE STATEMENTS ABOUT FUTURE FINANCIAL OPERATING RESULTS AND BENEFITS OF THE PENDING MERGER BETWEEN PFIZER INC. AND PHARMACIA CORP. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN INCLUDE: THE INABILITY TO OBTAIN SHAREHOLDER OR REGULATORY APPROVALS; ACTIONS OF THE U.S., FOREIGN AND LOCAL GOVERNMENTS; THE INABILITY TO SUCCESSFULLY INTEGRATE THE BUSINESSES OF PFIZER INC. AND PHARMACIA CORP.; COSTS RELATED TO THE MERGER; THE INABILITY TO ACHIEVE COST-CUTTING SYNERGIES RESULTING FROM THE MERGER; CHANGING CONSUMER OR MARKETPLACE TRENDS: AND THE GENERAL ECONOMIC ENVIRONMENT. NEITHER PFIZER INC. NOR PHARMACIA CORP. IS UNDER ANY OBLIGATION TO (AND EXPRESSLY DISCLAIMS ANY SUCH OBLIGATION TO) UPDATE OR ALTER ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER
RELEVANT DOCUMENTS THAT PFIZER INC. AND PHARMACIA CORP. HAVE FILED AND WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.